

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 22, 2007

By Facsimile and U.S. Mail

Barry C. Cooper
Chief Financial Officer
Laclede Group, Inc.
Laclede Gas Company
720 Olive Street
St. Louis, MO 63101

>   **Re: Laclede Group, Inc.**
>   **Laclede Gas Company**
>   **Form 10-K fiscal year end September 30, 2006**
>   **Filed December 4, 2006**
>   **File No. 001-16681**

Dear Mr. Cooper:

   We have completed our review on the above referenced filing and have no further comments at this time.

                              Sincerely,

                              Michael Moran
                              Accounting Branch Chief